FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* MADAR, WILLIAM P.	2. Issuer Name and Ticker or Trading Symbol NORDSON CORPORATION NDSN		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 28601 CLEMENS ROAD	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 09/20/02
(Street) WESTLAKE, OH 44145		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Shares								296,904(1)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Director Stock Option (right to buy)	$27.63	09/20/02		J			140,000	11/04/97	11/04/06	COMMON STOCK	140,000		0
Director Stock Option (right to buy)	$24.50	09/20/02		J			2,400	09/12/98	03/12/08	COMMON STOCK	2,400		0
Director Stock Option (right to buy)	$28.00	09/20/02		J			2,400	09/11/99	03/11/09	COMMON STOCK	2,400		0
Director Stock Option (right to buy)	$21.10	09/20/02		J			5,348	09/09/00	03/08/10	COMMON STOCK	5,348		0
Director Stock Option (right to buy)	$28.50	09/20/02		J			3,958	09/08/01	03/08/11	COMMON STOCK	3,958		0
Director Stock Option (right to buy)	$29.61	09/20/02		J			3,808	09/07/02	03/07/12	COMMON STOCK	3,808		0
							(2)
Stock Units		08/31/02		J		859				COMMON STOCK	859	(3)	12,604	D

Explanation of Responses:

(1) Includes 2,972 shares thru the Co. ESOP Plan as of 2/28/2001
(2) Reporting person gifted and transferred all of the above listed stock options issued to him to his sons, Josiah R. & William Chase Madar pursuant to provisions of plan governing award and transfer of non-qualified options in issuer's stock.
(3) Stock units accrued through Nordson's director's deferred compensation plan as of 8/31/02 and have accrued on a periodic basis. Receipt of stock is not permissible until directors ceases to be a director or attains age 70, whichever occurs first.

By: /s/ Robert E. Veillette, Attorney-in-fact **Signature of Reporting Person	09/23/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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